FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February 2008

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Appointment of the Company’s VP Finance

RadView announced that it has appointed Ms. Amira Paz as its VP Finance, effective February 2008. Ms. Paz is a licensed CPA in Israel and holds a BA in Economics and Business Management from Ben-Gurion University, an MBA in Finance and Accounting from Tel-Aviv University and an LL.M. from Bar-Ilan University. Previously, Ms. Paz served for a period of ten years as Chief Financial Officer in three Formula-Group software companies: Tiltan Software Engineering, Enformia Software and Idit Technologies. Ms. Paz replaces Mr. Eli Sofer as the Company’s Principal Financial and Accounting Officer.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Yochai Hacohen —————————————— Yochai Hacohen Chief Executive Officer

Dated: February 20, 2008